UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 14 January 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.9340	920
		£13.9340	924
		£13.9340	740

d)	Aggregated information	2,584
	Aggregated volume Price	£13.9340
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr H Barron
b)	Position/status	Chief Scientific Officer and President, R&D
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 14 January 2021 on ADSs held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$38.1600	539
		$38.1600	423

d)	Aggregated information	962
	Aggregated volume Price	$38.1600
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Connor
b)	Position/status	President, Global Vaccines
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 14 January 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.9340	195
		£13.9340	241
		£13.9340	233

d)	Aggregated information	669
	Aggregated volume Price	£13.9340
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Conrad
b)	Position/status	SVP Human Resources
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 14 January 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.9340	96

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	Senior Vice President and General Counsel
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 14 January 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.9340	137

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	Senior Vice President and General Counsel
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 14 January 2021 on ADSs held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$38.1600	46

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics & Compliance
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 14 January 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.9340	102
		£13.9340	72
		£13.9340	101

d)	Aggregated information	275
	Aggregated volume Price	£13.9340
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Jackson
b)	Position/status	SVP, Global Communications & CEO Office
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 14 January 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.9340	58

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr I Mackay
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 14 January 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.9340	499

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 14 January 2021 on ADSs held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$38.1600	90
		$38.1600	96
		$38.1600	78

d)	Aggregated information	264
	Aggregated volume Price	$38.1600
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 14 January 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.9340	185
		£13.9340	224
		£13.9340	256

d)	Aggregated information	665
	Aggregated volume Price	£13.9340
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 14 January 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.9340	190
		£13.9340	228
		£13.9340	164

d)	Aggregated information	582
	Aggregated volume Price	£13.9340
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Simard
b)	Position/status	President, Pharmaceuticals Supply Chain
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 14 January 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.9340	82
		£13.9340	116

d)	Aggregated information	198
	Aggregated volume Price	£13.9340
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms K Terrell
b)	Position/status	Chief Digital & Technology Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 14 January 2021 on ADSs held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$38.1600	32
		$38.1600	114
		$38.1600	79

d)	Aggregated information	225
	Aggregated volume Price	$38.1600
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 14 January 2021 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.9340	128
		£13.9340	133
		£13.9340	94

d)	Aggregated information	355
	Aggregated volume Price	£13.9340
e)	Date of the transaction	2021-01-18
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: January 20, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc